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Report of Independent Registered Public Accounting Firm

The Board of Directors of American Home Mortgage Servicing, Inc.:

We have examined the compliance of American Home Mortgage Servicing, Inc., a Delaware corporation, (the "Company") with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for publicly issued residential mortgage-backed transactions and securities issued on or after January 1, 2006. for which the Company provides primary servicing activities, as defined and to the extent required in the related transaction agreements, utilizing the MSP servicing system (the "Platform"), except for servicing criteria 1122(d)(1)(i), 1122(d)(3)(i)(C), 1122(d)(3)(ii) and 1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performed with respect to the Platform, as of December 31, 2008, and tor the period May 1, 2008 through December 31, 2008. Appendices A and B to the Company's Management Assertion of Compliance ("Management's Assertion") identify the individual mortgage-backed transactions and securities defined by management as constituting the Platform. With respect to servicing criterion 1122(d)(3)(i), Management's Assertion indicates that this servicing criterion is applicable to the activities the Company performs with respect to the Platform only as it relates to the Company's obligation to report information to the Master Servicers or Trustees, as applicable, as defined in the transaction agreements.  Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessnry in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Plattorm, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in the accompanying Management Assertion of Compliance, for servicing criteria 1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii), the Company has engaged various vendors to perform the activities required by these servicing criteria. The Company has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the

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Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility 10 apply Interpretation 17.06.

Our examination disclosed material noncompliance with servicing criteria 1122(d)(2)(vii)(D). 1122(d)(3)(i)(B), 1122(d)(3)(i)(D), 1122(d)(4)(v), 1122(d)(4)(x)(A), 1122(d)(4)(x)(B), 1122(d)(4)(x)(C) and 1122(d)(4)(xiv), as applicable to the Company during the period May 1, 2008 through December 31, 2008 as follows:

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With respect to servicing criterion 1122(d)(2)(vii)(D), certain reconciling items were not resolved within 90 calendar days of their original identification or such other number of days specified in the transaction agreements.

•	With respect to servicing criterion 1122(d)(3)(i)(B), certain remittance reports sent to the Master Servicers or Trustees, as applicable, did not report the correct amounts.
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With respect to servicing criterion 1122(d)(3)(i)(D), certain remittance reports sent to the Master Servicers or Trustees, as applicable, did not agree to the total unpaid principal balance and number of mortgage loans serviced by the Company.

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With respect to servicing criterion 1122(d)(4)(v), certain unpaid principal balances of the investor pools remitted to the Master Servicers or Trustees, as applicable. did not agree to the unpaid principal balances per the obligor records.

•	With respect to servicing criterion 1122(d)(4)(x)(A), certain escrow accounts were not analyzed, in accordance with the transaction agreements, on at least an annual basis.
•	With respect to servicing criterion 1122(d)(4)(x)(B), interest on certain escrow accounts was not credited 10 borrowers in accordance with transaction agreements or state laws.
•	With respect to servicing criterion 1122(d)(4)(x)(C), certain amounts in escrow accounts were not returned to borrowers within 30 calendar days of full repayment of the loan.
•	With respect to servicing criterion 1122(d)(4)(xiv), certain charge-offs were not recognized and recorded in accordance with the transaction agreements.

In our opinion, except for the material noncompliance described above, the Company complied, in all material respects, with the aforementioned servicing criteria, including servicing criteria 1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii) for which compliance is determined based on Interpretation 17.06 as described above, as of December 31, 2008 and for the period May 1, 2008 through December 31, 2008.

We do not express an opinion or any form of assurance on the sections entitled Management Response in Appendix C to Management's Assertion.

/s/ KMPG LLP

Chicago, Illinois
March 10, 2009